Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format

Index

Consolidated Statements of Comprehensive Income	2
Consolidated Statements of Financial Position	3
Consolidated Statements of Changes in Equity	4
Consolidated Statements of Cash Flows	5
Notes to the Condensed Consolidated Interim Financial Statements	7
Summary of Information requested by Resolution N° 368/01 Of the National Securities Commission	34
Report of Independent Auditors	46
Report of the Supervisory Committee

     $ = Argentine Peso

US$ = US Dollar

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Suipacha 268 - Piso 12º - Ciudad Autónoma de Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

Condensed Consolidated Interim Financial Statements

For the nine-month period of the

Fiscal Year N° 21 commenced January 1, 2018

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:

Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Superintendence of Corporations:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 -
Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company
in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
629,252,640 Preferred shares of AR$ 1 par value with no voting rights	629,252,640	629,252,640
	887,769,939	887,769,939

1

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Comprehensive Income

For the nine month periods ended at June 30, 2018 and 2017

	Three months at		Nine months at
	09.30.18	09.30.17* Modified	09.30.18	09.30.17* Modified
	$
Continuous Operations
Revenue (Note 4)	5,606,185,227	3,306,828,905	13,814,908,920	9,171,482,126
CINIIF 12 - paragraph 14 Credit (Note 5)	1,485,308,287	1,201,103,950	3,825,782,030	2,626,501,597
Cost of sales (Note 10)	(2,832,598,945)	(1,778,607,816)	(6,977,526,724)	(4,889,207,306)
CINIIF 12 - paragraph 14 Debit	(1,484,109,864)	(1,200,365,161)	(3,822,072,520)	(2,624,231,107)
Gross Profit	2,774,784,705	1,528,959,878	6,841,091,706	4,284,545,310
Distribution and selling expenses (Note 10)	(385,075,868)	(219,231,796)	(923,932,898)	(593,910,872)
Administrative expenses (Note 10)	(259,423,163)	(179,995,537)	(626,129,533)	(523,658,771)
Other income and expenses, net (Note 4)	117,303,906	83,358,836	311,550,518	224,867,860
Operating profit	2,247,589,580	1,213,091,381	5,602,579,793	3,391,843,527
Finance Income (Note 4)	1,315,215,043	106,193,351	2,498,895,909	566,320,424
Finance Expenses (Note 4)	(5,279,839,079)	(369,692,129)	(9,611,029,295)	(1,144,531,207)
Income before income tax	(1,717,034,456)	949,592,603	(1,509,553,593)	2,813,632,744
Income tax (Note 4)	488,436,764	(352,058,454)	462,125,061	(853,842,572)
Income for the period for continuous operations	(1,228,597,692)	597,534,149	(1,047,428,532)	1,959,790,172
Net Income for the period	(1,228,597,692)	597,534,149	(1,047,428,532)	1,959,790,172
Other comprehensive income	-	-	-	-
Comprehensive Income for the period	(1,228,597,692)	597,534,149	(1,047,428,532)	1,959,790,172
Income attributable to:
Shareholders	(1,237,040,055)	598,536,773	(1,058,258,329)	1,959,681,773
Non –Controlling Interest	8,442,363	(1,002,624)	10,829,797	108,399

Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations	(4.7646)	2.2995	(4.0882)	7.5451

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Accounting Statements audited for the year ended at December 31, 2017.

* See Note 3.1 (comparative information) for more detail on restatement.

2

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At September 30, 2018 and December 31, 2017

	09.30.18	12.31.17
	$
Assets
Non- Current Assets
Property, plant and equipment	22,921,361	25,853,595
Intangible Assets (Note 5)	13,881,370,241	10,624,055,713
Deferred Income tax assets	368,070,554	2,822,421
Other receivables (Note 4)	3,523,671,499	2,549,858,177
Total Non-Current Assets	17,796,033,655	13,202,589,906
Current Assets
Other receivables (Note 4)	1,116,371,101	337,310,968
Trade receivables, net (Note 4)	1,931,293,629	1,056,245,965
Other Assets	8,180,250	1,985,631
Investments (Note 4)	337,823,443	-
Cash and cash equivalents (Note 4)	3,920,356,498	2,319,754,598
Total Current Assets	7,314,024,921	3,715,297,162
Total Assets	25,110,058,576	16,917,887,068

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares	258,517,299	258,517,299
Preferred shares	629,252,640	616,914,353
Share Premium	137,280,595	137,280,595
Legal and facultative reserve	5,404,916,672	2,732,769,964
Retained earnings	(1,004,204,218)	2,684,484,995
Subtotal	5,425,762,988	6,429,967,206
Non-Controlling Interest	22,001,685	11,171,888
Total Shareholders’ Equity	5,447,764,673	6,441,139,094

Liabilities
Non-Current Liabilities
Accounts payable and others (Note 4)	96,152,882	128,108,326
Borrowings (Note 6)	15,403,347,841	7,401,161,525
Deferred income tax liability	-	86,307,610
Provisions and other charges (Note 9)	54,372,560	59,625,687
Total Non-Current liabilities	15,553,873,283	7,675,203,148
Current Liabilities
Fee payable to the Argentine National Government (Note 7)	308,142,567	176,591,493
Accounts payable and others (Note 4)	2,092,118,300	1,758,559,433
Income tax, net of prepayments	16,875,183	213,427,506
Borrowings (Note 6)	1,333,631,220	149,976,119
Provisions and other charges (Note 9)	357,653,350	502,990,275
Total Current Liabilities	4,108,420,620	2,801,544,826
Total Liabilities	19,662,293,903	10,476,747,974
Total Shareholders’ Equity and Liabilities	25,110,058,576	16,917,887,068

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Accounting Statements audited for the year ended at December 31, 2017.

3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

At September 30, 2018 and 2017

	Capital Stock	Capital Stock						Non-	Total
	Common	Preferred	Share	Legal	Facultative	Retained		Controlling	Shareholders’
	Shares	Shares	Premium	Reserve	Reserve	earnings	Total	Interest	Equity
	$
Balance at 01.01.18	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	2,684,484,995	6,429,967,206	11,171,888	6,441,139,094
IFRIC 9 Adjustment (Note 3.8)						54,054,111	54,054,111		54,054,111
Balance at 01-01-18 modified	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	2,738,539,106	6,484,021,317	11,171,888	6,495,193,205
Resolutions of the Shareholders’ Meeting dated April 9, 2018 (Note 15):
Capitalization of dividends of preferred shares	-	12,338,287	-	-	-	(12,338,287)	-	-	-
Legal reserve	-	-	-	2,419,272	-	(2,419,272)	-	-	-
Facultative reserve	-	-	-	-	2,669,727,436	(2,669,727,436)	-	-	-
Net Income for the period	-	-	-	-	-	(1,058,258,329)	(1,058,258,329)	10,829,797	(1,047,428,532)
Balance at 09.30.18	258,517,299	629,252,640	137,280,595	175,086,330	5,229,830,342	(1,004,204,218)	5,425,762,988	22,001,685	5,447,764,673
Balance at 01.01.17	258,517,299	604,817,993	137,280,595	109,328,624	1,806,446,119	2,009,091,581	4,925,482,211	8,331,533	4,933,813,744
Resolutions of the Shareholders’ Meeting dated April 26, 2017 (Note 15)
Capitalization of dividends of preferred shares	-	12,096,360	-	-	-	(12,096,360)	-	-	-
Distribution of dividends of common shares	-	-	-	-	-	(1,180,000,000)	(1,180,000,000)	-	(1,180,000,000)
Legal reserve	-	-	-	63,338,434	-	(63,338,434)	-	-	-
Facultative reserve	-	-	-	-	753,656,787	(753,656,787)	-	-	-
Net income for the period	-	-	-	-	-	1,959,681,773	1,959,681,773	108,399	1,959,790,172
Balance at 09.30.17	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	1,959,681,773	5,705,163,984	8,439,932	5,713,603,916

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Accounting Statements audited for the year ended at December 31, 2017.

4

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the nine month periods ended at September 30, 2018 and 2017

		09.30.18	09.30.17* Modified
	Notes	$
Cash Flow from operating activities
(Loss) Net income for the period		(1,047,428,532)	1,959,790,172
Adjustment for:
Amortization of intangible assets	5	568,467,502	391,327,441
Specific allocation of accrued and unpaid income	7	308,142,567	159,916,422
Impairment of intangible assets	5	-	726,639
Depreciation of property, plant and equipment	10	2,986,232	2,851,326
Bad debts provision	8	58,185,235	29,756,464
Income Tax	4	(462,125,061)	853,842,572
Accrued and unpaid borrowing interest costs		241,914,962	86,967,700
Accrued deferred revenues and additional consideration	9	(100,546,580)	(144,995,571)
Accrued and unpaid Exchange differences		7,606,487,331	480,365,568
Contingencies provision	9	17,594,822	1,468,772

Changes in operating assets and liabilities:
Changes in trade receivables		(861,160,751)	21,290,082
Changes in other receivables		(1,752,873,455)	(1,074,320,956)
Changes in other assets		(6,194,619)	1,768,263
Changes in accounts payable and others		301,603,423	144,743,260
Changes in liabilities for current income tax		336,144,221	(190,439,578)
Changes in provisions and other charges		177,361,706	57,509,761
Changes in fee payable to the Argentine National Government		(176,591,493)	(147,629,066)
Changes in borrowings		104,948,722	361,426,600
Changes in current investments		(115,998,080)	-
Increase of intangible assets		(3,573,607,534)	(2,515,382,382)
Income tax paid		(540,145,263)	(1,331,783,537)
Net cash generated/ (used in) operating activities		1,087,165,355	(850,800,048)

Cash flow for investing activities
Acquisition of other current investments		(221,825,363)	-
Acquisition of property, plant and equipment		(53,998)	(3,007,701)
Net Cash Flow used in investing activities		(221,879,361)	(3,007,701)

Cash Flow from financing activities
Borrowings	6	-	6,312,000,000
Borrowings paid- principal	6	(51,172,415)	(3,093,770,894)
Borrowings paid- interests	6	(473,039,938)	(532,913,618)
Restricted cash flow release		-	490,566,044
Dividends paid	9	(245,000,000)	(775,000,000)
Net Cash Flow (used in) / generated financing activities		(769,212,353)	2,400,881,532

Net Increase in cash and cash equivalents		96,073,641	1,547,073,783

Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period (*)		2,319,754,598	779,742,867
Net Increase in cash and cash equivalents		96,073,641	1,547,073,783
Foreign Exchange differences		1,504,528,259	159,846,610
Cash and cash equivalents at the end of the period		3,920,356,498	2,486,663,260
Acquisition of intangible assets through liabilities for finance leases		15,081,969	12,593,741
Dividends on preferred shares		9,438,789	9,253,715

(*) Does not include restricted cash at January 1, 2018 for $ 490,566,044.

* See Note 3.1 (comparative information) for more detail on restatement.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Accounting Statements audited for the year ended at December 31, 2017.

5

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires on January 28, 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement the Company entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the National Airports Regulatory Organization (Organismo Regulador Del Sistema Nacional de Aeropuertos) (the “ORSNA”) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. The Company can provide no assurance that the Argentine National Government will grant the request or on what conditions.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout the Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at September 30, 2018 is still pending.

Likewise and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act.of the Concession Contract approved by Decree No. 1799/07.

The current note to the condensed consolidated interim financial statements does not reflect all the information requested in the annual financial statements as there are no significate differences. It should be read together with the accounting statements audited for the year ended at December 31, 2017.

NOTE 2 - BASIS FOR CONSOLIDATION

The consolidated financial statements include the assets, liabilities and results of the following controlled companies (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 09.30.18	Net Shareholders ‘equity at closing	Income for the period
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	21,119,638	21,267,897	1,753,561
Cargo & Logistics SA.	5,566,259	98.63%	2,717,826	2,755,492	(1,276,716)
Paoletti América S.A.	6,000	50.00%	15,526	31,051	0
Texelrío S.A. (3)	84,000	70.00%	54,852,625	76,646,607	36,122,125
Villalonga Furlong S.A (4)	123,700	1.46%	73,209	5,030,323	(1,297,208)

(1)	Companies incorporated in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.
(3)	Shareholders Equity includes 4,000,000 of preferred shares.
(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group´s accounting policies.

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION (Contd.)

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

In addition, the Company holds 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all types of services related to park and airport maintenance.

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

The Condensed Consolidated Interim Financial Statements are presented in Argentine Pesos, except when specifically indicates otherwise. The Board of Directors of the Company approved these statements on November 5, 2018.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 26 and 29 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

In turn, in Art.3 of the aforementioned CNV regulations, it is established that "The entities subject to the control of the Commission may not apply the method of restating financial statements in homogeneous currency".

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Condensed Consolidated Interim Financial Statements of the Company have been prepared in accordance with the accounting framework established by the CNV. This accounting framework is based on the application of the IFRS and Interpretations of the IFRIC (IFRIC for its acronym in English), and in particular of the International Accounting Standard 34 "Intermediate Financial Information" (IAS 34), with the only exception of application of the International Accounting Standard 29 (IAS 29), which was excluded by the CNV from its accounting framework.

These accounting policies have been consistently applied to all the periods presented. Unless otherwise stated.

The current Condensed Consolidated Interim Financial Statements have not been audited and should be read together with the Consolidated Financial Statements of the Company at December 31, 2017. The results of the nine-month periods ended at September 30, 2018 and 2017 do not necessarily reflect the proportion of the results of the Company for the full year.

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

1) Comparative Information

The information at September 30, 2017 and December 31, 2017 included in these Condensed Consolidated Interim Financial Statements for comparative purposes, was extracted from the Financial Statements of AA2000 as of that date, and timely approved by the Company Board of Directors and Shareholders.

Certain figures in the financial statements for the period ended at September 30, 2017 have been reclassified for the purpose of comparative presentation, in relation to the revenues from the Strengthening Trust ($227,697,171), included in the revenue item which have been reclassified to the item Other Net Income and Expenses in the Statement of Consolidated Comprehensive Income. Said reclassification does not affect the exposed equity balances.

In turn, certain transactions have been reclassified in the Cash Flow Statement that were exposed in 2017 within the operating activities (Release of restricted cash and certain interests) that were reclassified to financing activities.

2) Accounting Policies

The accounting policies applied to these Condensed Consolidated Interim Financial Statements are consistent with those used in the Individual Financial Statements ended at December 31, 2017.

3) Controlled

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the time of determining if the Company controls an entity, the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases. The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

4) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 are comprised by non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

5) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Consolidated Financial Statements the significant areas of judgement by management in the application of the Group accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Financial Statements for the year ended December 31, 2017.

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

6) Foreign currency translation

Functional and presentation currency

Items included in the financial statements are measured using the corresponding functional currency i.e the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Argentine peso, which is also the presentation currency of the consolidated financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To this end, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also include the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. Considering a significant increase in inflation during 2018, that also the accumulated inflation rate of the last three years exceeds 100% and that the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. Due to this, in accordance with IAS 29, after that date, the financial statements should be restated.

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

6) Foreign currency translation (Contd.)

In turn, on September 29, 2018, the FACPCE issued resolution 539/18, which stipulates that it will be appropriate to apply the adjustment for inflation in the financial statements whose closures occur as of July 1, 2018. However, and considering that the application of the integral adjustment for inflation requires efforts from different actors (training, modification of computer systems, search for information, definition of certain conceptual aspects by the profession, and others), provided that the entity may opt, for only once, for not adjusting for inflation the financial statements corresponding to the annual periods closed between July 1, 2018 and December 30, 2018 or the financial statements corresponding to interim periods closed in the same period ( as is the case of the present financial statements). Also, among other provisions, resolution 539/18 also establishes the replacement of the adjustment index for the determination of the restatement coefficient, substituting the IPIM for a coupling between the IPIM and the National Consumer Price Index (CPI).

However, it must be taken into account that at the time of issuance of these financial statements, Decree PEN 664/03 is in force, which does not allow the presentation of restated financial statements before the CNV. Therefore, the Company has applied for the preparation of such financial statements, the accounting presentation bases described in the first point of this Note.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or gain from the net monetary position will be included in the net integral result of the reporting period, revealing this information in a separate line item.

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

6) Foreign currency translation (Contd.)

The Company is carrying out the necessary actions to implement the application of the adjustment for integral inflation which requires efforts on various issues, such as training, certain modifications to the systems, search for historical information, among other relevant issues. Management understands that these actions will be concluded with the issuance of the next financial statements.

As of September 30, 2018, the restatement criteria of the financial information established in IAS 29 have not been applied. However, in recent years certain macroeconomic variables that affect the Company's businesses, such as salary costs and prices of inputs, have undergone annual variations of some importance. This circumstance must be considered in the evaluation and interpretation of the financial situation and the results presented by the Company in these financial statements.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

7) Contingencies

The Company has contingent liabilities for litigations related to the ordinary course of business. No significate liability is expected to arise from contingent liabilities different from the reserved ones.

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

8) Changes in accounting policies

a)	New rules and modifications adopted by the Company

The following standards and modifications have been adopted by the Company for the nine-month period ended September 30, 2018:

IFRS 9, "Financial Instruments"

The Group adopted IFRS 9 issued in July 2014, which resulted in changes in accounting policies and adjustments to the figures recognized in the Consolidated Financial Statements for the year ended December 31, 2017.

This standard replaces the previously issued versions and establishes new requirements for hedge accounting and a new impairment model for financial assets, applicable to annual periods beginning on or after January 1, 2018.

The new impairment model requires the recognition of provisions for impairment based on the expected credit losses, instead of credit losses incurred under IAS 39.

The accounting policies were modified to comply with IFRS 9 issued by the IASB in July 2014.

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; decreases in financial instrument accounts; impairment of financial assets and hedge accounting. IFRS 9 also significantly modifies other standards related to financial instruments such as IFRS 7 Financial Instruments: Disclosures.

As permitted by the transitional provisions of IFRS 9, the Group has chosen not to change the comparative figures.

The total impact on the accumulated results of the Group due to the classification and measurement of financial instruments as of January 1, 2018 is as follows:

Accumulated results as of December 31, 2017 - IAS 39	2,684,484,995
Decrease in the allowance for bad debts, net	54,054,111
Accumulated results as of January 1, 2018 - IFRS 9	2,738,539,106

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

8) Changes in accounting policies (Contd.)

-	IFRS 15 "Revenue from ordinary activities from contracts with customers"

Management evaluated the effects of the application of the new standard and has not identified that the application of IFRS 15 may affect the timing of recognition of future income of the Company.

There were no other additional changes in the accounting policies of the Company based on the effective application standards as of January 1, 2018 described above.

b)	New standards and amendments issued, but which do not result in effective application as of September 30, 2018 and have not been adopted by the Company

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements. These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets. The application of these new requirements will result in an increase in lease assets and financial liabilities recognized in this type of transaction. This standard is applicable to annual periods beginning on or after January 1, 2019, allowing early application if IFRS 15 is applied.

The Company has no intention of adopting this standard in advance.

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	09.30.18	12.31.17
	$
Cash and cash equivalents
Cash and funds in custody	74,246,369	23,409,956
Banks	3,271,695,508	2,018,403,943
Checks not yet deposited	38,547,606	22,862,046
Time deposits	535,867,015	255,078,653
	3,920,356,498	2,319,754,598
Investments
Time deposits	337,823,443	-
	337,823,443	-
Trade receivables, net
Trade receivables	2,172,211,541	1,173,820,499
Related parties (Note 7)	10,176,193	4,565,000
Checks-postdated checks	36,713,962	32,638,434
Provision for bad debts (Note 8)	(287,808,067)	(154,777,968)
	1,931,293,629	1,056,245,965
Other current receivables
Expenses to be recovered	17,955,421	1,570,056
Guarantees granted	5,520,910	5,637,870
Tax credits	1,075,297,568	308,972,682
Prepaid Insurance	13,102,549	17,340,779
Other	4,494,653	3,789,581
	1,116,371,101	337,310,968

17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

	09.30.18	12.31.17
	$
Other non-current receivables
Tax credits	754,217	754,217
Trust for Strengthening (Note 7)	3,522,917,282	2,549,103,960
	3,523,671,499	2,549,858,177

Accounts payable and other current
Obligations payable	101,798,173	419,020,984
Suppliers	1,243,098,938	685,513,316
Foreign suppliers	23,285,096	44,080,464
Related Parties (Note 7)	12,411,034	86,767,660
Salaries and social security liabilities	527,085,058	422,441,830
Other fiscal liabilities	184,440,001	100,735,179
	2,092,118,300	1,758,559,433

Accounts payable and other non-current
Tax liabilities	96,152,882	128,108,326
	96,152,882	128,108,326

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months at		Nine months at
	09.30.18	09.30.17	09.30.18	09.30.17
	$
Revenues
Aeronautical revenues	3,237,943,404	1,840,328,166	7,982,230,264	5,134,064,236
Non-Aeronautical revenues	2,368,241,823	1,466,500,739	5,832,678,656	4,037,417,890
	5,606,185,227	3,306,828,905	13,814,908,920	9,171,482,126
Other income and expenses net
Trust for Strengthening	138,721,773	82,094,097	342,464,271	227,697,171
Others	(21,417,867)	1,264,739	(30,913,753)	(2,829,311)
	117,303,906	83,358,836	311,550,518	224,867,860

	Three months at		Nine months at
	09.30.18	09.30.17	09.30.18	09.30.17
	$
Finance Income
Interest	257,602,477	6,906,248	478,318,224	410,469,764
Foreign Exchange differences	1,057,612,566	99,287,103	2,020,577,685	155,850,660
	1,315,215,043	106,193,351	2,498,895,909	566,320,424
Finance Expenses
Interest	(209,651,360)	(102,696,377)	(408,816,555)	(529,825,213)
Foreign Exchange differences	(5,070,187,719)	(266,995,752)	(9,202,212,740)	(614,705,994)
	(5,279,839,079)	(369,692,129)	(9,611,029,295)	(1,144,531,207)

Income Tax
Current	(13,005,718)	(330,442,766)	(7,246,912)	(801,721,248)
Deferred	501,442,482	(21,615,688)	469,371,973	(52,121,324)
	488,436,764	(352,058,454)	462,125,061	(853,842,572)

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 5 – INTANGIBLE ASSETS

	2018	2017
	$
Original values
Balance at January 1	12,650,633,023	8,810,344,182
Acquisitions	3,825,782,030	2,626,501,597
Impairment (1)	-	(726,639)
Balance at September 30	16,476,415,053	11,436,119,140

Accumulated Amortization:
Balance at January 1	(2,026,577,310)	(1,504,456,934)
From the period (Note 10)	(568,467,502)	(391,327,441)
Balance at September 30	(2,595,044,812)	(1,895,784,375)
Total Net Balance	13,881,370,241	9,540,334,765

(1) Corresponds to the impairment of goodwill for the purchase of Texelrío S.A.

During the nine month periods ended at September 30, 2018 and 2017, the group has capitalized expenses for finance interest for the amount of $237,092,527 and $98,525,474 respectively.

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 6 – BORROWINGS

Breakdown of borrowings:

	30.09.18	31.12.17
	$
Non-current
Negotiable Obligations	15,468,750,000	7,459,600,000
Finance lease liabilities	24,451,179	39,501,664
Cost of issuance of Negotiable Obligations	(89,853,338)	(97,940,139)
Total Non-Current	15,403,347,841	7,401,161,525
Current
Bank borrowings	-	17,865,756
Negotiable Obligations	1,273,164,962	96,126,536
Finance lease liabilities	60,466,258	35,983,827
Total Current	1,333,631,220	149,976,119
Total	16,736,979,061	7,551,137,644

Changes in borrowings:

	2018	2017
	$
Balance at January 1	7,551,137,644	3,115,254,471
New borrowings	15,081,969	6,324,593,741
Payments	(524,212,353)	(3,626,684,512)
Accrued interests	602,799,517	584,646,818
Foreign Exchange differences	9,092,172,284	602,485,134
Net Balance at September 30	16,736,979,061	7,000,295,652

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 6 – BORROWINGS (Contd.)

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company. On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On March 13, 2017 it made an early and whole redemption of the remaining value of negotiable obligations issued in December 2010 for the amount of principal of U$D 157,500,000.

On December 31, 2016 the item Cash and Cash Equivalents of the statements of Financial Position included $ 490,566,044 to guarantee the payment of negotiable obligations valid at that date and early redeemed during the year.

On September 30, 2018, the reasonable value of negotiable obligations issued in February 2017 is of $16,312,380,160. Such method of valuation is classified according to NIIF 13 as hierarchy of reasonable value Level 2 (quotation prices (not adjusted) in active markets for identical assets or liabilities).

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at September 30, 2018 and December 31, 2017 are as follows:

	09.30.18	12.31.17
	$
Trade receivables net- Current
Other related companies	10,176,193	4,565,000
	10,176,193	4,565,000

Accounts payable and other- Current
Other related companies	12,411,034	86,767,660
	12,411,034	86,767,660

Provisions and other charges
Other related companies	426,249	426,249
Shareholders	-	245,000,000
	426,249	245,426,249

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

During the nine-month periods ended September 30, 2018 and 2017 the Company has charged to the cost $56,254,359 and $59,697,706 respectively with Proden SA for management control services, financial assistance, internal audit, out sourcing of systems and technology and rental and maintenance of offices. AA2000 has charged to the cost for the period of nine months ended September 30, 2018 $20,751,444 with Servicios Integrales América for out sourcing of systems and technology. During the nine-month periods ended September 30, 2018 and 2017, the Company has accrued with Helport S.A. to intangible assets $260,054,732 (including the Ezeiza runway refurbishment works, Tucumán runway extension, Palomar terminal remodeling, among others) and $620,342,567 respectively, at cost $103,530,787 and $37,678,799 respectively. Likewise, AA2000 has accrued at September 30, 2018 and 2017 intangible assets for $5,169,092 and $18,960,121 respectively corresponding to the work of Mendoza carried out by Jose Cartellone –Helport-UTE.

During the period ended at September 30, 2018, $245,000,000 of dividends have been paid to the shareholders according to their shareholding.

At September 30, 2018 and December 31, 2017 the Company owed the Argentine National Government $308,142,567 and $176,591,493 respectively, corresponding to the specific allocation of revenues of each period (see Note 10) and has recorded a receivable for $3,522,917,282 and $2,549,103,960 respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $32,768,175 and $31,482,632 for the nine month periods ended at September 30, 2018 and 2017 respectively.

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

In connection with foreign exchange transactions related to the technical and administrative assistance agreements with Corporación América Sudamericana and Ogden Corporation, on November 23, 2012 The Company was notified of a foreign exchange summon initiated by the Banco Central de la República Argentina (Central Bank of the Argentine Republic or BCRA) regarding compliance with the existing legislation. On February 4, 2013, AA2000 presented defense procedures to the BCRA rejecting the allegations of such entity. In July 2016, sentence was passed favorable to the Company, non-appealable at the time of presentation of these financial statements.

In June 2016, the Company received a determination from the Federal Administration of Public Revenue (AFIP) objecting the abovementioned items corresponding to the fiscal years 2009 to 2012 resulting in a claim for unpaid income tax based on considering those foreign exchange transactions as undocumented payments. On August 3, 2016, the Company appealed the mentioned determinations to the Argentine Tax Court.

Although the Company considers it has solid arguments to demonstrate the authenticity of the management and administrative services provided by Corporación América Sudamericana S.A., it decided to enter the Extraordinary Tax Law to regularize tax obligations established by Law Nº 27.260. According to the Law, benefits of adhesion consist in the suspension of ongoing tax actions, extinction of the criminal tax action, remission of fines and other penalties non executable at the time of adhesion and reduction of interest. The corresponding debt for this item is registered in commercial accounts payable and others, current and non-current.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC which is 100% controlled by Corporación America Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 8 – PROVISIONS

	2018	2017
	Bad Debt Provision $
Initial balance at January 1	154,777,968	70,486,558
IFRIC 9 adjustments at the beginning	(72,072,148)	-
Balance at January 1	82,705,820	70,486,558
Increases (Note 10)	205,102,247	29,756,464
Final Balance at September 30	287,808,067	100,243,022

(1)	As of September 30, 2018 and 2017 includes $58,185,235 and $29,756,464 respectively in Distribution and Commercialization Expenses (Note 10) and $146,917,012 in Exchange Difference (Note 4).

NOTE 9 - PROVISIONS AND OTHER CHARGES

	Litigation	Related parties	Deferred Income	Trust for works- Portfolio of Projects 2012/2014	Guarantees Received	Customer Prepayments	Upfront fees from concessionaires	Dividends to be paid	Others	Total
	$
At January 1, 2018	58,306,955	426,249	92,117,996	75,327,522	31,104,767	-	60,332,473	245,000,000	-	562,615,962
Increases	17,594,822	-	70,616,430	863,663,424	47,566,669	12,678,291	6,498,955	-	-	1,018,618,591
Decreases	(14,237,583)	-	-	(795,627,893)	(13,796,587)	-	-	(245,000,000)	-	(1,068,662,063)
Accruals	-	-	(86,587,210)	-	-	-	(13,959,370)	-	-	(100,546,580)
At September 30, 2018	61,664,194	426,249	76,147,216	143,363,053	64,874,849	12,678,291	52,872,058	-	-	412,025,910

At January 1, 2017	33,138,995	426,249	69,291,843	57,149,494	24,948,834	86,078,277	51,553,692	-	23,678	322,611,062
Increases	1,468,772	-	88,485,215	554,975,599	16,114,677	-	45,712,956	1,180,000,000	-	1,886,757,219
Decreases	(259,432)	-	-	(550,087,951)	(11,329,348)	(86,078,277)	-	(775,000,000)	(23,678)	(1,422,778,686)
Accrual	-	-	(113,981,018)	-	-	-	(31,014,553)	-	-	(144,995,571)
At September 30, 2017	34,348,335	426,249	43,796,040	62,037,142	29,734,163	-	66,252,095	405,000,000	-	641,594,024

26

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Administrative expenses	Distribution and selling expenses	Total at 09.30.2018
Nine month period ended at 09.30.18
Specific allocation of revenues	2,054,785,625	-	-	2,054,785,625
Airport services and maintenance	1,826,972,562	21,896,346	11,238,028	1,860,106,936
Amortization of intangible assets	562,242,445	5,460,594	764,463	568,467,502
Depreciation of property, plant and equipment	2,986,232	-	-	2,986,232
Salaries and social security contributions	1,796,917,411	231,525,037	46,618,831	2,075,061,279
Fees for services	85,082,618	59,627,781	5,392,317	150,102,716
Public utilities and contributions	314,675,720	1,745,276	2,079,640	318,500,636
Taxes	61,484,317	111,692,845	734,344,539	907,521,701
Office expenses	187,812,370	177,996,551	6,970,502	372,779,423
Insurance	77,285,962	1,765,510	-	79,051,472
Advertising expenses	-	-	58,264,307	58,264,307
Bad debts charges	-	-	58,185,235	58,185,235
Board of Directors and Supervisory Committee fees	-	13,264,500	-	13,264,500
Other	7,281,462	1,155,093	75,036	8,511,591
Total at 09.30.18	6,977,526,724	626,129,533	923,932,898	8,527,589,155
Nine month period ended at 09.30.17
Specific allocation of revenues	1,366,183,025	-	-	1,366,183,025
Airport services and maintenance	1,340,801,232	18,200,206	8,514,819	1,367,516,257
Amortization of intangible assets	386,399,849	4,167,783	759,809	391,327,441
Depreciation of property, plant and equipment	2,851,266	-	60	2,851,326
Salaries and social security contributions	1,347,938,832	173,181,331	30,480,812	1,551,600,975
Fees for services	15,352,115	63,138,633	7,435,863	85,926,611
Public utilities and contributions	218,545,680	1,696,182	731,567	220,973,429
Taxes	42,732,952	116,643,500	485,283,541	644,659,993
Office expenses	140,456,378	131,809,075	3,942,107	276,207,560
Insurance	22,955,924	3,213,863	-	26,169,787
Advertising expenses	-	-	27,001,673	27,001,673
Bad debts charges	-	-	29,756,464	29,756,464
Board of Directors and Supervisory Committee fees	-	10,322,997	-	10,322,997
Other	4,990,053	1,285,201	4,157	6,279,411
Total at 09.30.17	4,889,207,306	523,658,771	593,910,872	6,006,776,949

27

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 09.30.18		Foreign exchange rates	Amount in local currency at 09.30.18	Amount in local currency at 12.31.17
				$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	US$	70,909,033	41.05	2,910,815,785	1,599,688,612
Deposits in guarantee	US$	-	41.05	-	15,502,290
Investments	US$	8,229,560	41.05	337,823,443	-
Trade receivables	US$	39,978,045	41.05	1,641,098,737	772,194,685
Total current assets				4,889,737,965	2,387,385,587
Total assets				4,889,737,965	2,387,385,587

LIABILITIES
CURRENT LIABILITIES
Accounts payable and others	US$	1,832,800	41.25	75,602,980	62,605,327
	Euros	288,109	47.95	13,814,823	12,907,006
Borrowings	US$	30,416,350	41.25	1,254,674,438	101,634,365
Total current liabilities				1,344,092,241	177,146,698

NON-CURRENT LIABILITIES
Borrowings	US$	375,131,556	41.25	15,474,176,705	7,474,997,006
Total non-current liabilities				15,474,176,705	7,474,997,006
Total liabilities				16,818,268,946	7,652,143,704
Net liability position				11,928,530,981	5,264,758,117

28

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 12 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 6, Other Receivables in Current assets at September 30, 2018 and 2017 include $5,520,910 and $5,187,060 corresponding to guarantees granted to third parties in connection with lease agreements.

NOTE 13 - CAPITAL STOCK

At September 30, 2018 capital stock is as follows:

Par Value
$
Paid-in and subscribed	887,769,939
Registered with the Public Registry of Commerce	887,769,939

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 629,252,640 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

According to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal address located in Honduras 5673, Autonomous City of de Buenos Aires. In addition AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37.5), Pacheco (Ruta Panamericana km. 31.5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

29

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 14 – DIVIDENDS ON PREFERRED SHARES

The preferred dividend accrued for the year ended at December 31, 2017 is of $12,338,287 approved by the Ordinary General Special Meeting of class A, B, C and D and special of preferred shares held on April 9, 2018.

Likewise, the preferred dividend accrued for the period of nine months ended at September 30, 2018 is of $9,438,789 and will be registered at the time of approval of the Shareholders Meeting.

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 26, 2017 decides among other issues:

-	That the income of the year ended at December 31, 2016 has the following destination:

(i)	$63,338,434 for the constitution of the legal reserve;
(ii)	$12,096,360 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;
(iii)	the remaining of $1,933,656,787: (a) $1,180,000,000 to the distribution of dividends in cash among shareholders of class A, B, C and D of shares, according to their subscription; and (b) $753,656,787, together with the facultative reserve for compliance of works for the year 2016, to the total amount of $963,656,787, to guarantee payment of future dividends.

30

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018 (Contd.)

-	issue 12,096,360 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $863,335,292 to $875,431,652, i.e., in the amount of $12,096,360, through the issuance of 12,096,360 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided; and

-	delegate in the Board of Directors the time and opportunity of distribution of dividends to the shareholders of ordinary shares class A, B, C and D, according to cash flow, based on their subscription. To that purpose, it will be considered the request of the National Government to apply an equivalent amount to the dividends distributed to the Works of infrastructure additional to the contract commitments and any other commitment undertaken by the Company in the National System of Airports

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 9, 2018 decides among other issues:

-	That the income of the year ended at December 31, 2017 has the following destination:

31

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018 (Contd.)

(i)	$2,419,272 for the constitution of the legal reserve;
(ii)	$12,338,287 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;
(iii)	the remaining of $2,669,727,436 to the facultative reserve for compliance of works for future plans.

-	issue 12,338,287 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $875,431,652 to $887,769,939, i.e., in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

32

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 16 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	09.30.2018	09.30.2017
Income for the period, net accrued dividends	(1,056,867,321)	1,950,536,457
Amount of common shares	258,517,299	258,517,299
Earnings per shares	(4,0882)	7,5451

NOTE 17- FINANCIAL RISK MANAGEMENT

The Group is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the financial statements audited at December 31, 2017.

There have been no changes in the risk management policies since the last yearly closing.

33

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the Condensed Consolidated Interim Financial Statements at September 30, 2018 presented in comparative format and the Consolidated Financial Statements as of December 31, 2017 presented in comparative format, prepared in accordance with IFRS standards.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

•	Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

34

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Cont.)

The main works carried out during the period ended on September 30, 2018 are detailed below:

Ezeiza International Airport:

The following works are in the execution stage:

▪	New Control Tower.
▪	Beacon ring and main electrical substation.
▪	Improved Lighting in Access to Waste Area.

Building of Departures - Hall B. The work of excavation, foundations and Reinforced Concrete is in execution.

The metallic structure, glass and BHS corresponding to the facilities inside the building of departures (Zeppelin) were contracted. The items corresponding to architecture and facilities have also been contracted and started.

▪	The Remodeling of Pre-boarding of Last Floor Terminal A Stage 2 is being executed.
▪	The work of Multilevel Parking was started.
▪	The rehabilitation of the Puesto Zulu Platform (Ex Cab 05) is in execution

The lighting work of remote platform in sector 2 is finished.

Jorge Newbery Airport:

The following works are in the execution stage:

▪	Rebuilding Building IV ARSA Offices
▪	Fixed bridge telescopic footbridge installation
▪	New beacon substations and control systems
▪	Terminal C demolition (Necessary to be able to execute the first Stage of the New North Platform)
▪	The work of the Landfill and landscaping of Costanera Avenue is started.

The work of the new multilevel parking (Building I) is completed. The 6-level building will be located next to the existing building 2, maintaining the finished floor levels to allow continuous circulation between the two. This improvement will increase the capacity of such in 780 new parking spaces. The work of Sanitation, Parks and New Parking in the South Sector (Assigned Area) is completed.

Comodoro Rivadavia Airport:

The New Passenger Terminal of 7560 m2 is being executed. It has an execution period of 22 months.

The work for the new parking is being executed.

35

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Córdoba Airport:

The work of the airport entrance station is being executed and the work to extend the parking lot is being tendered.

The track rehabilitation work 18-36 is pre assigned

The work of adaptation for flood damage is finished

Iguazú Airport:

The following works are in the execution stage:

▪	Work on the remodeling and expansion of the passenger terminal.
▪	Work of the New Parking.
▪	Works of track resurfacing and rehabilitation
▪	Work of the Track Beacon and New posters of vertical signaling in the movement area.
▪	Work of the Expansion of the commercial platform

Bariloche Airport:

▪	Work for the new sewage treatment plant is finished

Tucumán Airport:

▪	The Study of Arq Cesar Pelli is developing a project for the new Tucuman terminal.

The works of the integral adaptation of Lado Aire, with interventions on track, its extension, platform, taxiing and beacons are finished

36

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

San Fernando Airport:

Work continues on the development of the projects for the new passenger terminal, hangars, new control tower and new SEI fire station.

The demolition work of RACA is about to start

San Juan Airport:

At the request of the regulatory body, the remodeling work on the passenger terminal is on standby.

The tender for the rehabilitation of the track will begin.

Esquel Airport:

The work of integral remodeling of the passenger terminal is being tendered.

Jujuy Airport:

The work of integral remodeling of the passenger terminal has begun.

The work of the new parking and roads is under construction.

The work of the new Control Tower is under execution.

Salta Airport:

The work of the Nucleus of Vertical Circulation Domestic and International Arrivals is being executed.

The main and secondary track resurfacing work, and the re-arrangements in filming and expansion of the commercial platform are finished

Master Plans:

The Master Plans of the Airports are in execution according to the schedule agreed with the ORSNA.

37

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements as of September 30, 2018, 2017, 2016, 2015, and 2014, respectively, is presented.

	09.30.18	09.30.17	09.30.16	09.30.15	09.30.14
	Thousands $
Current Asset	7,314,025	3,578,403	2,017,884	1,047,027	976,612
Non-current Assets	17,796,034	11,870,270	7,843,356	6,060,328	4,860,795
Total Assets	25,110,059	15,448,673	9,861,240	7,107,355	5,837,407

Current liabilities	4,108,421	2,553,145	2,939,116	1,864,010	1,321,176
Non- Current Liabilities	15,553,873	7,181,924	2,518,914	2,126,347	2,250,331
Total Liabilities	19,662,294	9,735,069	5,458,030	3,990,357	3,571,507
Net equity attributable to majority shareholders	5,425,763	5,705,164	4,396,322	3,112,229	2,263,100
Non-controlling interest	22,002	8,440	6,888	4,769	2,800
Net Equity	5,447,765	5,713,604	4,403,210	3,116,998	2,265,900
Total	25,110,059	15,448,673	9,861,240	7,107,355	5,837,407

38

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the nine month periods ended September 30, 2018, 2017, 2016, 2015 and 2014.

	09.30.18	09.30.17	09.30.16	09.30.15	09.30.14
	Thousands $
Gross Profit	6,841,092	4,284,545	3,838,366	1,924,681	1,578,875
Administrative and distribution and selling expenses	(1,550,062)	(1,117,570)	(911,708)	(524,848)	(380,428)
Other net income and expenses	311,551	224,869	(11,834)	(1,725)	5,570
Operating profit	5,602,581	3,391,844	2,914,824	1,398,108	1,204,017
Income and financial costs	(7,112,135)	(578,211)	(648,424)	(396,183)	(664,256)
Result for participation of related companies	-	-	-	(156)	(450)
Income before tax	(1,509,554)	2,813,633	2,266,400	1,001,769	539,311
Income tax	462,125	(853,843)	(784,722)	(348,229)	(189,677)
Result of the period	(1,047,429)	1,959,790	1,481,678	653,540	349,634
Other comprehensive incomes	-	-	-	-	-
Comprehensive result of the period	(1,047,429)	1,959,790	1,481,678	653,540	349,634
Result attributable to majority shareholders	(1,058,259)	1,959,682	1,479,931	652,055	349,658
Non-controlling interest	10,830	108	1,747	1,485	(24)

4. Cash flow structure

	09.30.18	09.30.17	09.30.16	09.30.15	09.30.14
	Thousands $
Cash Flows generated by / (used in) operating activities	1,087,165	(850,800)	1,349,068	389,170	461,985
Cash Flow (used in) investing activities	(221,879)	(3,008)	(5,088)	(5,870)	(336)
Cash Flow (used in) /generated by financing activities	(769,212)	2,400,882	(884,277)	(412,000)	(283,505)
Net Cash Flow generated by / (used in) the period	96,074	1,547,074	459,703	(28,700)	178,144

39

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations for the nine month periods ended at September 30, 2018 and 2017

Results of operations

•	Revenue

The following table shows the composition of consolidated revenues for the nine month periods ended September 30, 2018 and 2017:

Revenues	09.30.18	% revenues	09.30.17* Modified	% revenues
	Thousands $		Thousands $
Aeronautical revenues	7,982,230	57.78	5,134,064	55.98
Non-aeronautical revenues	5,832,679	42.22	4,037,418	44.02
Total	13,814,909	100.0%	9,171,482	100.0%

*See Note 3.1 (comparative information) for further detail on restatement.

The following table shows the composition of the aeronautical revenues for the nine month periods ended September 30, 2018 and 2017:

Aeronautical revenues	09.30.18	% revenues	09.30.17	% revenues
	Thousands $		Thousands $
Landing fee	742,387	9.30	454,297	8.85
Parking fee	297,042	3.72	197,631	3.85
Air station use rate	6,942,801	86.98	4,482,136	87.30
Total	7,982,230	100.00%	5,134,064	100.00%

40

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations for the nine month periods ended at September 30, 2018 and 2017 (Contd.)

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the nine month period ended at 09.30.18	6,977,527
Costs of sales for the nine month period ended at 09.30.17	4,889,207
Variation	2,088,320

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the nine month period ended at 09.30.18	626,130
Administrative expenses for the nine month period ended at 09.30.17	523,659
Variation	102,471

Distribution and selling expenses

The distribution and selling expenses had the following variation:

Thousands $
Distribution and selling expenses for the nine month period ended at 09.30.18	923,933
Distribution and selling expenses for the nine month period ended at 09.30.17	593,911
Variation	330,022

41

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations for the nine month periods ended at September 30, 2018 and 2017 (Contd.)

Income and financial costs

Net financial income and costs totaled a loss of $7,112,133 thousand during the nine-month period ended at September 30, 2018 with respect to thousands of $578,211 loss during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded profits of approximately $311,551 thousand during the nine-month period ended at September 30,2018 with respect to profits of $224,868 thousand in the same period of the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Company as of September 30, 2018 amounted to $22,184,562 thousand composed of thousands of $16,736,979 of borrowings and a net equity worth of $5,447,765 thousand, while the total capitalization of the Company at September 30, 2018 amounted to thousands of $12,713,900 comprised of thousands of $7,000,296 of borrowings and a net equity worth of thousands of $5,713,604.

The debt as a percentage of total capitalization amounted to approximately 75.44% at September 30, 2018 and 55.06% at September 30, 2017.

Financing

See in detail Note 6 to these Consolidated Financial Statements.

42

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

6. Index

The information refers to the nine month periods ended September 30, 2018, 2017, 2016, 2015 and 2014:

	09.30.18	09.30.17	09.30.16	09.30.15	09.30.14
Liquidity (1)	1.81	1.43	0.69	0.57	0.74
Solvency (1)	0.28	0.59	0.83	0.80	0.64
Immobilization of capital	0.71	0.77	0.80	0.85	0.83

Note:

(1)	Current liabilities and non-current liabilities do not include deferred profits

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the nine month periods ended September 30, 2018, 2017, 2016, 2015 and 2014:

Airport	09.30.18	09.30.17	09.30.16	09.30.15	09.30.14
	Thousands
Aeroparque	10,148	10,226	8,461	8,015	7,450
Ezeiza	7,698	7,373	7,350	6,636	6,457
Córdoba	2,537	2,091	1,585	1,403	1,228
Mendoza	1,460	1,311	987	981	948
Tucumán	725	352	491	439	377
Bariloche	1,206	995	901	790	707
C. Rivadavia	497	453	415	416	374
Río Gallegos	174	194	201	213	190
Iguazú	763	717	614	610	565
Salta	810	830	694	631	535
Total	26,018	24,542	21,699	20,134	18,831
Total overall	28,530	26,494	23,111	21,490	19,982
Variation	7.68%	14.60%	7.5%	7.50%	4.69%

43

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data (Contd.)

Amount of movement of aircraft for nine month periods ended on September 30, 2018, 2017, 2016, 2015 and 2014 of the 10 airports that represent more than 80% of the total movements of the airport system:

Airport	09.30.18	09.30.17	09.30.16	09.30.15	09.30.14
Aeroparque	98,378	99,764	88,345	89,935	84,959
Ezeiza	55,435	49,517	51,831	48,584	49,861
San Fernando	29,815	27,403	28,214	29,861	32,699
Córdoba	25,113	21,003	16,836	15,746	15,212
Mendoza	15,348	14,341	11,497	11,517	12,180
Salta	8,264	10,397	7,985	9,100	8,321
Tucumán	7,576	3,704	5,256	4,968	4,329
Bariloche	10,767	9,482	8,191	7,554	7,263
C. Rivadavia	7,556	6,656	6,117	6,540	7,886
Iguazú	6,891	6,480	6,095	6,081	6,096
Total	265,143	248,747	230,367	229,886	228,806
Total overall	319,121	297,930	275,431	278,117	276,985
Variation	7.11%	8.17%	(1.0)%	0.40%	(3.20)%

44

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Perspectives for 2018

In the nine months of this fiscal year, the company's passenger traffic had a very good evolution reaching 28.5 million, of which 17.3 million were domestic passengers and 11.1 million were international passengers, with growths of 11.5% in domestic and 2.2% in international compared to the previous year. In total, passenger traffic grew 7.7% compared to the same period of the previous year.

This evolution is part of the plans of the National Government to encourage increased passenger traffic allowing significant improvements in air connectivity across the country, consolidating the recovery of foreign visitors, which reached record levels in the quarter.

It should be noted that, after the jump in the exchange rate occurred in June, international traffic began to decline at interannual rates of between -5% and -10%, while domestic traffic accelerated the growth that had been evident in the first months of the exercise. The prospects for the evolution of domestic passenger traffic are positive due to the opening of new routes and the start of operations of several low-cost companies.

During the first nine months of this year, the Company made investments for $3,285 million. To this amount, it must be added the payments to the trusts of specific allocation for works for $794 million.

As regards to the execution of investments in infrastructure, we make reference to what is expressed in note 1 of this Summary.

45

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Suipacha 268 - Floor 12°

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries ("the Company"), including the consolidated statement of financial position as at September 30, 2018, the consolidated statement of comprehensive income for the nine and three months periods ended September 30, 2018 and the consolidated statements of changes in shareholders' equity and of cash flows for the nine-month period then ended and the selected explanatory notes.

The balances and other information for the year 2017 and for the interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with the accounting framework established by the National Securities Commission (CNV). As indicated in note 3 to the accompanying financial statements, this accounting framework is based on the application of the International Financial Reporting Standards (IFRS) and, in particular, of the International Accounting Standard 34 "Interim Financial Information" (IAS 34). These standards are adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and were used in the preparation of the financial statements with the only exception of application of the International Accounting Standard 29 (IAS 29), which was excluded by the CNV from its accounting framework.

46

“Free translation from the original in Spanish for publication in Argentina”

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the condensed consolidated interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph, have not been prepared, in all material respects, in accordance with the accounting framework established by the CNV.

Emphasis of matter

Without qualified or conclusion, we draw attention to Note 3.1 to the accompanying condensed consolidated interim financial statements, which describes that the Company has restated the comparative figures corresponding to the period ended on September 30, 2017.

Likewise, we draw attention to note 3.6 to the accompanying consolidated condensed interim financial statements, which qualitatively describes the difference between the accounting information framework of the CNV and the IFRS, considering that the application of IAS 29 was excluded by CNV from its accounting framework.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. have been transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the General Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects in conformity with legal regulations;

c)	we have read the business highligths, about which, insofar as concerns our area of competence, we have no significant observations to make;

47

“Free translation from the original in Spanish for publication in Argentina”

d)	as of September 30, 2018, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records and liquidations of the Company, amounted to $49,336,413, which was not yet due at that date.

Autonomous City of Buenos Aires, November 5, 2018.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

48